UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No.    )

Legacy Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

524643103

(CUSIP Number)

November 21, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 524643103

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,970,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,970,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,970,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) OO, IA

(1)	The Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Legacy Acquisition Corp., a Delaware corporation (the “Issuer”), is currently held as units (the “Units”), with each Unit consisting of one share of Common Stock and one warrant to purchase one-half of one share of Common Stock at a price of $5.75 per half share (the “Warrants”). The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

CUSIP NO. 524643103

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,172,352 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,172,352 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,172,352 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person (See Instructions) OO

(1)	The Common Stock is currently held as Units, with each Unit consisting of one share of Common Stock and one Warrant. The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

CUSIP NO. 524643103

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,172,352 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,172,352 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,172,352 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%
12.	Type of Reporting Person (See Instructions) PN

(1)	The Common Stock is currently held as Units, with each Unit consisting of one share of Common Stock and one Warrant. The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

CUSIP NO. 524643103

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,970,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,970,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,970,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) IN

(1)	The Common Stock is currently held as Units, with each Unit consisting of one share of Common Stock and one Warrant. The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

CUSIP NO. 524643103

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,970,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,970,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,970,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) IN

(1)	The Common Stock is currently held as Units, with each Unit consisting of one share of Common Stock and one Warrant. The Warrants are not currently exercisable within 60 days of this report and also contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.9% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

CUSIP NO. 524643103

Item 1.

(a)	Name of Issuer

Legacy Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

1308 Race Street, Suite 200

Cincinnati, Ohio 45202

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton” and together with CCM, CC, CCP and Gray, the “Reporting Persons”).

(b)	Address of Principal Business office or, if None, Residence

The address of the principal business and office of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)	Citizenship

(i)	CCM is a Delaware limited liability company

(ii)	CC is a Delaware limited liability company

(iii)	CCP is a Delaware limited partnership

(iv)	Gray is a United States citizen

(v)	Shackelton is a United States citizen

(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share (the “Common Stock”)

(e)	CUSIP No.

524643103

CUSIP NO. 524643103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 30,000,000 shares of Common Stock issued and outstanding immediately after the consummation of the Issuer’s initial public offering, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 28, 2017.

CUSIP NO. 524643103

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP and a separate account managed by CCM (the “Separate Account”). CCP is the record owner of 2,172,352 shares of Common Stock and the Separate Account is the record owner of 797,648 shares of Common Stock.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2017

COLISEUM CAPITAL MANAGEMENT, LLC

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

ADAM GRAY

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement